EXHIBIT 16

Eisner                             Eisner LLP
                                   Accountants and Advisors

                                   750 Third Avenue
                                   New York, NY   10017-2703
                                   Tel  212.949.8700   Fax  212.891.4100
                                   www.eisnerllp.com
May 9, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549

Re:  NMXS.com, Inc.

Ladies and Gentlemen:

We have read Item 4 of Form 8-K, which was filed on or about May 9, 2002, by NMXS.com, Inc. and are in agreement with the statements relating to our firm contained therein. We have not conducted any reviews of any financial statements of the Company for any interim periods subsequent to December 31, 2001. We have no basis to agree or disagree with respect to the statements regarding the appointment of other accountants.

Very truly yours,

/s/ Eisner LLP

Eisner LLP
(Formerly Richard A. Eisner & Company, LLP)